CUSIP No. 482740206

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

K-V Pharmaceutical Company

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

482740206

(CUSIP Number)

August 5, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x ]           Rule 13d-1(b)

[ x ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 482740206

1.	Name of Reporting Person.*

Partner Fund Management, L.P.

*See Item 4 for shares of the issuer’s Class A Common Stock that may be deemed to be beneficially owned by other reporting persons.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,256,596
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,256,596

9.	Aggregate Amount Beneficially Owned by Each Reporting Person1,256,596

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	2.5%

12.	Type of Reporting Person (See Instructions)	IA, PN

CUSIP No. 482740206

1.	Name of Reporting Person.*

Partner Investment Management, L.P.

*See Item 4 for shares of the issuer’s Class A Common Stock that may be deemed to be beneficially owned by other reporting persons.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,173,404
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,173,404

9.	Aggregate Amount Beneficially Owned by Each Reporting Person1,173,404

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	2.4%

12.	Type of Reporting Person (See Instructions)	IA, PN

CUSIP No. 482740206

Item 1.

(a)	Name of Issuer

K-V Pharmaceutical Company

(b)	Address of Issuer’s Principal Executive Offices

One Corporate Woods Drive, Bridgton, MO 63044

Item 2.

(a)	The name of the persons filing this statement are:

Partner Fund Management, L.P. (“PFM”)
Partner Investment Management, L.P. (“PIM”)

(b)	The principal business office of PFM and PIM is located at:

Four Embarcadero Center, Suite 3500

San Francisco, CA 94111

(c)	PFM and PIM were organized in Delaware.

(d)	This statement relates to shares of the Issuer’s Class A Common Stock (the “Common Stock”).

(e)	The CUSIP number of the Issuer is: 482740206

CUSIP No. 482740206

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ X ]	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) (as to PFM and PIM) (See Item 4).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[ X ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (as to PFM LLC, PIM LLC, Mr. James and Mr. Grossman) (See Item 4).

(h)	[ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The Common Stock reported as beneficially owned by PFM and PIM on their cover pages includes the shares of Common Stock that also may be deemed to be beneficially owned by their affiliates listed below.  PFM, PIM and such affiliates are together, the “Filers.”  PFM and PIM are filing this Schedule 13G/A on behalf of all of the Filers, jointly, but not as members of a group and each Filer expressly disclaims membership in a group.

1.           Christopher M. James, a U.S. citizen
(a)           Amount of Common Stock that Mr. James may be deemed to beneficially own:2,430,000
(b)           Percent of class:  4.9
(c)           Number of shares as to which Mr. James  has:
(i)           Sole power to vote or direct the vote:  0
(ii)           Shared power to vote or direct the vote:  2,430,000
(iii)           Sole power to dispose or direct the disposition of:  0
(iv)           Shared power to dispose or direct the disposition of:  2,430,000

CUSIP No. 482740206

2.           Brian D. Grossman, a U.S. citizen
(a)           Amount of Common Stock that Mr. Grossman may be deemed to beneficially own:2,430,000
(b)           Percent of class:  4.9
(c)           Number of shares as to which Mr. Grossman has:
(i)           Sole power to vote or direct the vote:  0
(ii)           Shared power to vote or direct the vote:  2,430,000
(iii)           Sole power to dispose or direct the disposition of:  0
(iv)           Shared power to dispose or direct the disposition of:  2,430,000

3.	Partner Fund Management GP, LLC, a Delaware limited liability company (“PFM LLC”)
(a)           Amount of Common Stock that PFM LLC may be deemed to beneficially own:1,256,596
(b)           Percent of class:  2.5
(c)           Number of shares as to which PFM LLC has:
(i)           Sole power to vote or direct the vote:  0
(ii)           Shared power to vote or direct the vote: 1,256,596
(iii)           Sole power to dispose or direct the disposition of:  0
(iv)           Shared power to dispose or direct the disposition of:  1,256,596

4.           Partner Asset Management, LLC, a Delaware limited liability company (“PAM”)
(a)           Amount of Common Stock that PAM may be deemed to beneficially own :  1,173,404
(b)           Percent of class:  2.4
(c)           Number of shares as to which PAM has:
(i)           Sole power to vote or direct the vote:  0
(ii)           Shared power to vote or direct the vote: 1,173,404
(iii)           Sole power to dispose or direct the disposition of:  0
(iv)           Shared power to dispose or direct the disposition of:  1,173,404

5.           Partner Investment Management GP, LLC, a Delaware limited liability company (“PIM LLC”)
(a)           Amount of Common Stock that PIM LLC may be deemed to beneficially own:1,173,404
(b)           Percent of class:  2.4
(c)           Number of shares as to which PIM has:
(i)           Sole power to vote or direct the vote:  0
(ii)           Shared power to vote or direct the vote: 1,173,404
(iii)           Sole power to dispose or direct the disposition of:  0
(iv)           Shared power to dispose or direct the disposition of:  1,173,404

6.	PFM Healthcare Offshore Fund, Ltd., a Cayman Islands exempted company (“Healthcare Offshore”)
(a)           Amount of Common Stock that Healthcare Offshore may be deemed to beneficially own:1,256,596
(b)           Percent of class:  2.6
(c)           Number of shares as to which Healthcare Offshore has:
(i)           Sole power to vote or direct the vote:  0
(ii)           Shared power to vote or direct the vote: 1,256,596
(iii)           Sole power to dispose or direct the disposition of:  0
(iv)           Shared power to dispose or direct the disposition of:  1,256,596

CUSIP No. 482740206

7.           PPM Healthcare Fund, L.P., a Delaware limited liability company (“Healthcare LP”)
(a)           Amount of Common Stock that Healthcare LP may be deemed to beneficially own:919,499
(b)           Percent of class:  1.9
(c)           Number of shares as to which Healthcare LP has:
(i)           Sole power to vote or direct the vote:  0
(ii)           Shared power to vote or direct the vote: 919,499
(iii)           Sole power to dispose or direct the disposition of:  0
(iv)           Shared power to dispose or direct the disposition of:  919,499

PFM is the investment adviser to investment funds, including Healthcare Offshore, and other accounts.  PIM is the investment adviser to investment funds of which PAM is the general partner, including Healthcare LP, and other accounts.  PFM LLC is the general partner of PFM.  PIM LLC is the general partner of PIM.  Mr. James is the Chief Investment Officer of PFM and PIM and is the manager of PFM LLC and PIM LLC.  Mr. James and Mr. Grossman are portfolio managers of funds, of which PFM or PIM is the investment adviser and of which PAM is the general partner, and other accounts.  Each of PFM, PFM LLC, PIM, PIM LLC, PAM, Mr. James and Mr. Grossman disclaims beneficial ownership of the Common Stock except to the extent of that Filer’s pecuniary interest therein (if any).  In addition, the filing of this Schedule 13G/A on behalf of Healthcare Offshore and Healthcare LP should not be construed as an admission that either of them is, and each of them disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the Act, of any of the Common Stock covered by this Schedule 13G/A.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

PFM and PIM are SEC-registered investment advisers whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

CUSIP No. 482740206

Item 10.	Certification.

Certification of PFM, PFM LLC, PIM, PIM LLC, Mr. James and Mr. Grossman:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Certification of PAM, Healthcare Offshore and Healthcare LP:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit A - Joint Filing Agreement
Exhibit B - Limited Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, PFM certifies on behalf of itself and all of the persons and entities named in Item 4 of this Schedule 13G/A that the information set forth in this statement is true, complete and correct.

Dated:           August 5, 2011

PARTNER FUND MANAGEMENT, L.P. By: /s/ Darin S. Sadow, Chief Compliance Officer
PARTNER INVESTMENT MANAGEMENT, L.P. By: /s/ Darin S. Sadow, Chief Compliance Officer

CUSIP No. 482740206

EXHIBIT A
AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of securities of any issuer, until the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.  For that purpose, the undersigned hereby constitute and appoint each of Partner Fund Management, L.P. and Partner Investment Management, L.P., each a Delaware limited partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated:              August 5, 2011

PARTNER FUND MANAGEMENT, L.P. By:/s/ Darin S. Sadow, Chief Compliance Officer	PARTNER INVESTMENT MANAGEMENT, L.P. By:/s/ Darin S. Sadow, Chief Compliance Officer
PARTNER FUND MANAGEMENT GP, LLC By: /s/ Darin S. Sadow, Chief Compliance Officer	PARTNER INVESTMENT MANAGEMENT GP, LLC By: /s/ Darin S. Sadow, Chief Compliance Officer
PARTNER ASSET MANAGEMENT, LLC By: /s/ Darin S. Sadow, Chief Compliance Officer
PFM HEALTHCARE FUND, L.P. By: Partner Asset Management, LLC General Partner By:/s/ Darin S, Sadow, Chief Compliance Officer	PARTNER HEALTHCARE OFFSHORE FUND, LTD. By: Partner Fund Management, L.P. Attorney-in-fact By:/s/ Darin S. Sadow, Chief Compliance Officer
/s/ Christopher M. James By: Darin S. Sadow, Attorney-in-fact	/s/ Brian D. Grossman By: Darin S. Sadow, Attorney-in-fact

CUSIP No. 482740206

EXHIBIT B

LIMITED POWER OF ATTORNEY FOR

REPORTING OBLIGATIONS UNDER SECTIONS 13 AND 16

OF THE SECURITIES EXCHANGE ACT OF 1934

The undersigned hereby make, constitute and appoint Darin S. Sadow, as each of the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of each of the undersigned to:

(1) prepare, execute, acknowledge, deliver and file Schedules 13D and 13G, and Forms 3, 4 and 5 (including any amendments and successors thereto) with respect to the securities of any issuer, with the U.S. Securities and Exchange Commission, any national securities exchanges, any other applicable regulatory authority and any such issuer, as considered necessary or advisable under Sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any amendments of, successors to or replacements of, those sections and the rules and regulations promulgated thereunder;

(2) seek or obtain, as each of the undersigned’s representative and on each of the undersigned’s behalf, information on transactions in any such issuer’s securities from any third party, including brokers, employee benefit plan administrators and trustees, in connection with the foregoing, and the undersigned hereby authorizes any such person to release any such information to the attorney-in-fact and approve and ratify any such release of information; and

(3) perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

The undersigned acknowledge that:

(1) this Limited Power of Attorney authorizes, but does not require, such attorney-in-fact to act in his discretion on information provided to such attorney-in-fact without independent verification of such information;

(2) any documents prepared or executed by such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his discretion, deems necessary or desirable;

(3) such attorney-in-fact does not assume (i) any liability for any responsibility of the undersigned to comply with the requirements of the Exchange Act, or (ii) any liability of the undersigned for any failure to comply with such requirements; and

(4) this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the obligations of the undersigned under the Exchange Act, including without limitation the reporting requirements under Sections 13 and 16 of the Exchange Act and any rules or regulations promulgated thereunder.

Each of the undersigned hereby gives and grants the foregoing attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, appropriate or desirable to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

This Limited Power of Attorney shall remain in full force and effect with respect to each of the undersigned until revoked by that undersigned in a signed writing delivered to such attorney-in-fact.

The undersigned have caused this Limited Power of Attorney to be executed as of this 4th day of August, 2011.

/s/ Christopher M. James	/s/ Brian D. Grossman